Sequans Communications Regains Compliance with NYSE Listing Standard

PARIS, France - March 7, 2019 - Sequans Communications (NYSE: SQNS) (“Sequans”) announced today that on March 1, 2019, it received written notification from the New York Stock Exchange (the “NYSE”) that it had regained compliance with the NYSE continued listing standard that requires NYSE-listed companies to maintain a minimum average closing price of $1.00 per share over a 30 trading-day period (the “Listing Standard”).
About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com
Sequans contacts:
Media relations: Kimberly Tassin (USA), +1.425.736.0569, kimberly@sequans.com
Investor relations: Claudia Gatlin (USA), +1 212.830.9080, claudia@sequans.com